--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: SEPTEMBER 30, 1998
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).

------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                               to Issuer (Check all applicable)
                                                                         "MMG"                 X  Director        X   10% Owner
    Kluge           John             W.        Metromedia International Group, Inc.          ----               ----
------------------------------------------------------------------------------------------    X   Officer (give       Other
    (Last)        (First)        (Middle)    3. IRS or Social Security  4. Statement for     ---- title below)  ---- (specify below
                                                Number of Reporting        Month/Year           Chairman
c/o Metromedia Company                          Person (Voluntary)                           -----------------  ------------------
One Meadowlands Plaza                                                    September 1998
--------------------------------------------                            ------------------  7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X  Form filed by One Reporting Person
                                                                           (Month/Year)       ----
                                                                                                   Form filed by More than One
                                                                                              ---- Reporting Person
East Rutherford    NJ              07073
------------------------------------------------------------------------------------------------------------------------------------
    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Instr. 3)                         action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Instr. 3, 4 and 5)           Beneficially     Form:       direct
                                                  (Instr. 8)                                  Owned at         Direct      Bene-
                                     (Month/                                                  End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Year)                                                                    (I)         ship
                                                  Code        Amount      (A) or      Price   (Instr. 3        (Instr. 4) (Instr. 4)
                                                                            (D)                  and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                 17,020,003          I            *
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                   SEC 1474 (7-97)



FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/                    posed of (D)             (Month/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, and 5)     Year)
                                       ative        Year)
                                       Security

                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code          (A)        (D)
------------------------------------------------------------------------------------------------------------------------
7.25% Cumulative Convertible Prfd.       **        9/4/1998     P          10,000                   9/4/1998    N/A
------------------------------------------------------------------------------------------------------------------------
           "                             "            "         P          84,500                      "          "
------------------------------------------------------------------------------------------------------------------------
           "                             "            "         P          15,000                      "          "
------------------------------------------------------------------------------------------------------------------------
           "                             "            "         P          10,000                      "          "
------------------------------------------------------------------------------------------------------------------------
           "                             "            "         P          10,000                      "          "
------------------------------------------------------------------------------------------------------------------------
           "                             "         9/9/1998     P             400                   9/9/1998     "
------------------------------------------------------------------------------------------------------------------------
           "                             "         9/10/1998    P          20,500                   9/10/1998     "
------------------------------------------------------------------------------------------------------------------------
                                         "         9/21/1998    P          49,600                   9/21/1998     "
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Instr. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         Number of                    Month          rect (I)
                     Shares                       (Instr. 4)     (Instr. 4)
------------------------------------------------------------------------------------------
      Common          **               $24.12                       I              **
------------------------------------------------------------------------------------------
        "             "                $24.25                       I              "
------------------------------------------------------------------------------------------
        "             "                $24.37                       I              "
------------------------------------------------------------------------------------------
        "             "                $24.50                       I              "
------------------------------------------------------------------------------------------
        "             "                $24.6875                     I              "
------------------------------------------------------------------------------------------
        "             "                $25                          I              "
------------------------------------------------------------------------------------------
        "             "                $25                          I              "
------------------------------------------------------------------------------------------
        "             "                $25.50    200,000            I              "
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------
Stock Options
(Right to Buy6)                                 1,050,000           D
------------------------------------------------------------------------------------------

*------------------------------------------------------------------------------------------
Explanation of Responses:

* Includes (i) 7,989,206 shares of common stock beneficially owned through Metromedia Company, of which Mr. Kluge is a general partner, (ii) 4,426,249 shares of common stock beneficially owned through Mel Telcell, Inc., of which Mr. Kluge is a shareholder;
  and (iii) 4,604,548 shares of common stock owned directly by a trust of which Mr. Kluge is affiliated.

** These shares of 7.25% Cumulative Convertible Preferred Stock are owned directly by a trust of which Mr. Kluge is affiliated and are convertible at anytime into the number of shares of common stock as is equal to the aggregate liquidation preference
   ($50.00 per share), plus accrued and unpaid dividends to the date the Preferred Shares are surrendered for conversion, divided by an initial conversion price of $15.00.

** Intentional misstatements or omissions of facts constitute                         /s/  John W. Kluge                10/6/98
   Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).         -----------------------------------  -----------
                                                                                  **Signature of Reporting Person         Date
Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                                                             Page 2
                                                                                                                    SEC 1474 (9-96)